October 7, 2005
Mail Stop 4561

By U.S. Mail and facsimile to (909) 481-2120

Mr. Edward J. Biebrich, Jr.
Chief Financial Officer
CVB Financial Corp.
701 N. Haven Avenue, Suite 350
Ontario, CA  91764

Re:	CVB Financial Corp.
      Form 10-K for Fiscal Year Ended December 31, 2004
	File No.  000-10140

Dear Mr. Biebrich:

      We have reviewed your response letter dated August 16, 2005 and have the following additional comments.

Form 10-K

Notes to Consolidated Financial Statements

Note 2 - Investment Securities, page 69
1. Please tell us why there was an adjustment made to the carrying value of both series B and N securities on August 19, 2004. In your response, please fully explain the facts and circumstances surrounding your decision to make these adjustments and how your previous write-downs impacted this analysis. Refer to relevant section of SFAS No. 115 and SAB Topic 5:M as appropriate.

2. We note your response in your letter dated August 15, 2005 in which you refer to the five factors in your quarterly determination of whether an other-than-temporary impairment exists. Please explain in your response letter how the following factors influenced the amount and timing of your impairment determination for Series N:

* it would appear that you had an unrealized loss position on this security for 38 out of the 42 months presented, including those months closely related to your write-down in early 2004;

* it would appear that subsequent to your August 2004 adjustment, additional unrealized losses were noted for each successive month-end and ranged up to a 25% unrealized loss on the then-adjusted carrying value which appears inconsistent with your view that you anticipate a recovery in market value over time;

* your acknowledgement that the interest rate environment has contributed to this decline which is one of the five factors you consider in your quarterly analysis; and

* using historical experience in concluding that the lack of any current yield-spread widening between Freddie Mac subordinated (and senior) debts and U.S. Treasury debt is/was an appropriate proxy in determining that no current credit quality deterioration existed.
3. As a related matter:

* please address the final two bullet points in the above comment for the Series B security in your response letter; and

* tell us how you determined the appropriateness of the amount and timing of an other than temporary impairment on this security considering noted unrealized losses for 24 out of the last 33 months, which includes periods prior to and subsequent to your 2004 impairment write-down.

* * * * *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide any requested supplemental information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

	You may contact Paula Smith, Staff Accountant, at (202) 551-
3696
or me at (202) 551-3492 if you have any questions regarding comments on the financial statements and related matters.


Sincerely,



							John P. Nolan
							Accounting Branch Chief
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Edward J. Biebrich, Chief Financial Officer
CVB Financial Corp.
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